BHC, INC.
                                11515 66th Street
                                Largo, FL  33773
                                 (727) 533-8730



February  10,  2006


BY  EDGAR
---------


Securities  and  Exchange  Commission
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  DC  20549

Attention:  John  Reynolds


Re:  BHC,  Inc.
     Registration Statement on Form SB-2 (File No. 333-104213) Request for Withdrawal of Registration Statement on Form SB-2

Ladies  and  Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), BHC, Inc. ("BHCI") hereby requests the consent of the Securities and Exchange Commission (the Commission") to the withdrawal of its pending Registration Statement on Form SB-2 (File No. 333-104213), together with all exhibits and amendments thereto (collectively, the "Registration Statement").

The Registration Statement was initially filed with the Commission on April 1, 2003 and amended on June 16, 2003, September 5, 2003, October 21, 2003, February 4, 2004, March 23, 2004, May 11, 2004, June 23, 2004, September 21, 2004,
November  11,  2004,  and  January  20,  2005.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission and no BHCI securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon BHCI's conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. Further, this Request for Withdrawal is also based upon BHCI's conclusion that due to differing opinions between the Commission and BHCI as to whether BHCI is a "blank check" company under Rule 419 of the Securities Act, it is in the best interests of BHCI to suspend its efforts relating to the Registration Statement.


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BHCI  hereby  respectfully  requests  that  the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. BHCI also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be made payable to Gottbetter & Partners, LLP as Attorneys f/b/o BHCI and forwarded to:

          Jason  M.  Rimland,  Esq.
          Gottbetter  &  Partners,  LLP
          488  Madison  Avenue
          New  York,  NY  10022

Please fax a copy of the order granting to the Registrant's office to the attention of Scott G. Roix, Chief Executive Officer of BHCI, fax number 727-533-8730, with a copy to Jason M. Rimland, Esq. at Gottbetter & Partners, LLP, fax number 212-400-6901.

If you have any questions or comments relating to this request for withdrawal, please contact Jason M. Rimland, Esq. at Gottbetter & Partners, LLP, telephone number 212-400-6900.


Yours  truly,

BHC,  Inc.

/s/  Scott  G.  Roix
Scott  G.  Roix
President  and  Chief  Executive  Officer


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